ADOPTED BY THE BOARD OF DIRECTORS/TRUSTEES

                          OF THE FIRST INVESTORS FUNDS

                       AT ITS MEETING ON NOVEMBER 18, 2004





                                   RESOLUTION



          VOTED: That the Board of Directors/Trustees of the First Investors Funds ("Funds") authorizes Larry R. Lavoie to sign the Registration Statements of the Funds as attorney-in-fact on behalf of the officers of the Funds.